Exhibit 99.6
Jan 18, 2006 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended December 31, 2005
News Wires – Reuters, Bloomberg & Dow Jones
Interviewee:
▪	Suresh Senapaty – Executive Vice President, Finance & CFO
Correspondent
Another successful quarter, Mr. Senapaty
Suresh Senapaty
Yes, we have done well
Correspondent
The growth that this mentions is in Global IT?
Correspondent
Yeah, in global IT, and then consolidated it is 22.
Suresh Senapaty
Year-on-year this is, I am talking about sequential, quarter ending September versus quarter ending December
Correspondent
Okay, you said 24.4 to 24.8%. But then the table doesn’t mention the September quarter figures
Suresh Senapaty
September is not reported here, that’s why we are providing the sequential quarter on quarter
Correspondent
Yeah, I just want to make sure
Correspondent
So the expansion of 70 basis points includes the impact of the acquisition or excludes it?
Suresh Senapaty
Excludes, because that is separately given. In fact if you look at the acquisition separately for 2 to 4 quarters if we consider the acquisitions also the operating margins have been better than this.
Correspondent
Okay, so what was the reason for the expansion sir?
Suresh Senapaty
Reason for expansion is a) we have improved on the offshore mix. There is a saving on the visa cost like we said that typically the visa cost is incurred in quarter 2 and quarter 3 but not in quarter 1 and 2. Sorry, let me re-articulate it, visa cost is incurred in quarter 1 and 2, but not in 3 and 4, so therefore we had a savings on account of that. We have been able to move the bulge mix better, which is about from 35 % below 3 years to about 42% below three.

Correspondent
What...?
Suresh Senapaty
Bulge mix, you know, less than three years experience people which where 35% last year has increased to 42% which means the more experienced population has reduced to the total resource, so that has improved the cost, and similarly on the cost management areas we have improved, which is telecom, with the depreciation efficiency, which is something on the leave, since many people avail leave in the month of December you get a saving on account of the leave provision that you make, and 30 basis points in terms of sales and marketing expenses.
Correspondent
Okay. There has been a cost shrinkage....
Suresh Senapaty
But the downsides have been the utilization drop, there has been a offshore compensation increase that we have given as you know from 1st of November.
Correspondent
How much is that? How much is wage hike on an average?
Suresh Senapaty
That we have talked about 12%, effective 1st of November
Correspondent
Okay. How much has it actually eroded your margins because of this wage hike?
Suresh Senapaty
About 1.2%.
Correspondent
1.2%
Correspondent
And that has been offset by the volumes and the cost initiatives
Suresh Senapaty
That is right. Therefore net-net we had got an expansion of 40 basis points in Indian GAAP, and 70 basis points in US GAAP.
Correspondent
And foreign exchange...?
Correspondent
Foreign exchange while the realization...
Correspondent
1.3 is same for both US and Indian GAAP. Okay, that remains the same.
Suresh Senapaty

Foreign exchange on a net realization basis we have generally been flat because if you look at on the dollar side we got better improvements, but on the cost side also there was increase. On the pound sterling there was lower in quarter 3 versus quarter 2, and net-net if you look at on net realization basis it has been flattish.
Correspondent
That means no forex gain or loss
Suresh Senapaty
That is right.
Correspondent
But here under US GAAP it says a loss of Rs. 407 million from foreign exchange compared to a gain of Rs. 153 million?
Suresh Senapaty
I would request you to look at on a segment report where we look at all total basis, the foreign exchange....
Correspondent
Is it total of Wipro Limited and subsidiaries...?
Suresh Senapaty
No, it is on line item basis, you have to look at the segment report. But if you look at revenue and cost together, that’s how we reflect in the totality basis. It will...
Correspondent
I am sorry, if you look at what and what together?
Suresh Senapaty
The impact at this level as well as the operating expenses level, on a combined basis because this is what is the operating income. So this is at the operating income, so this operating income we are giving you in a segment basis, so this gets split under each head. You know, this is cost of revenue, this is sales, this is operating expenses, all this gets minus. So there is some impact of the foreign exchange here, some impact of the foreign exchange here, and net-net basis you will find that it is not changed
Correspondent
What is the total hedging you have now?
Suresh Senapaty
After assigning for the accounts receivable or whatever the balance sheet exposures we have, about $600 million is the covers that we have in the form of forward covers as well as options, and which are in the range of 44.25 to about 45.50. $600 million, which will be in the range of 44.25 to 44.50
Correspondent
Okay. One small point I wanted to ask, because there is foot note in the table which states 303 million as one of the balance sheet items, and then there is another figure of 512, so it is not clear what is the difference, and you mentioned 600 now...
Suresh Senapaty

See, one is that whatever hedges you have to the extent there is an exposure on the balance sheet in terms of accounts receivable, advances, etc. Some of that gets adjusted against that. So the balance which is left over for us to be able to adjust against this quarter and next quarter
Correspondent
That is the remaining options to be exercised
Suresh Senapaty
That is right, so that is about 600
Correspondent
And the 600 million covers how many quarters?
Suresh Senapaty
See our cover is for a period of 4 to 6 quarters. So with a higher percentage of coverage in the initial immediate succeeding quarters, like you know, we follow a cash flow hedging accounting, so which means there is no mark to market that we do. So on that basis it gets...
Correspondent
So your rupee expectation is 44 25 to 44.50 you said?
Suresh Senapaty
For the current quarter, we would..
Correspondent
Current quarter will be Q4.
Suresh Senapaty
Q4. We think from a currency perspective there will be a marginal impact. Rupee has appreciated in the current quarter so we think there will be an adverse impact but we think it will be marginal.
Correspondent
Okay. And what about the, you know, you are talking about hedging, but the price utilization is spite of robust demand, how is it lower, I mean, what is the price outlook that you are looking at?
Suresh Senapaty
Now if you look at, our offshore price realization has generally been flat quarter 2 versus quarter 3. If you look at onsite it has declined, and the declination is primarily in the form of the fact that number of days of working overseas has been lower in quarter 3 compared to quarter 2.
Correspondent
It is a holiday season....
Suresh Senapaty
That is right, so that is why because what happens is you have a dollar rate per person per hour, so 80% of our revenue come on a hourly dollar...
Correspondent
Offshore is steady.
Suresh Senapaty

Even onsite is steady. My contract with the customer is steady, there is no change, but it is because of the less number of working days, so part of it will get recovered without any change in the contract in the current quarter where the number of working days will be higher, but recovery will not be complete because even in the current quarter you have higher number of Saturdays and Sundays, and 28 days of February.
Correspondent
Okay, and then the operating margin figures you mentioned, this is for Wipro Limited consolidated or this is...
Suresh Senapaty
This is global IT.
Correspondent
Global IT, right. Okay, I just wanted to make sure. I know its consolidated, this is....
Correspondent
Sir, billing rates for new customers?
Suresh Senapaty
Better.
Correspondent
How much better?
Suresh Senapaty
We haven’t talked about it but they are reasonably better.
Correspondent
3 to 4%.
Suresh Senapaty
Reasonably better, I think it has been similar as what has been in the past.
Correspondent
Past has been 3 to 4%?
Suresh Senapaty
Whatever the data point, it has generally been better.
Correspondent
It doesn’t include renewal of existing customers or is it only new customers?
Suresh Senapaty
No, new customers, when you talk about new customer, it means a new customer adds.
Correspondent
And the new business driver seems to be Europe, is that correct or is that any one sector or region?
Suresh Senapaty

If you look at our growth drivers here, I mean from a service line perspective, our technology infrastructure service has grown 89% year-on-year, 29% the testing service. Infrastructure support services has year-on-year grown 45%, sequential 16%. ES has grown double digit, 10% sequential. So all the practice lines are doing well in terms of growth. If you look at vertical, vertical has been financial services, again double-digit growth for the last 9 out of 10 quarters. We have seen technology services again growing double digit. We have seen in enterprise about 9% sequential growth, of which if you look at energy and utilities has grown double digit, and technology media practice has also grown double digit. So we are saying verticals again almost across the board good growth. Geography again double digit growth we saw in Japan. Double digit growth, sequential growth, we saw in Europe. Practices also. So constantly even if you look at the top 10 customers, top 5 customers have grown 15% sequentially, top 10 customers have grown 11% sequentially. So the growth has been fairly decent across. Going forward, we think the same practices, same verticals and same geography and the customer base should be giving us much more.
Correspondent
Sir, your outlook on your operating margin, is there scope for further expansion in this quarter?
Suresh Senapaty
We think the impact of the, there will be 2 impacts which are the significant impacts, one is basically the increase in compensation that we are giving from 1st of January for onsite employees. Similarly the impact of the full quarter to be felt in the current quarter for the offshore which we gave effective 1st of November. It was felt for 2 months, and this time it will be felt for 3 months. So these are the 2 big.., and also on the foreign exchange there will be softness. These three are definitely the negatives. The positives could be more of offshore, recovery on the onsite rates, utilization, and any other cost management areas that we are working on. So net-net we think the margins will be in a narrow range movement.
Correspondent
What kind of, 100 basis point movement?
And sir what is the offshore onsite mix now?
And do you think the GM contract is going to be finalized this quarter somehow?
Suresh Senapaty
We expect, hope so, because like we said last time we expect the GM contract to be closed in this and quarter 2 in terms of the multiple RFPs that are there, and we look forward to that.
Correspondent
Sorry, I didn’t understand. So you expect it to be closed between 4th quarter and quarter 2 is it?
Suresh Senapaty
4th quarter and quarter 1, because there are multiple RFPs, and they will be decided at various stages. So we think part of it will be in this quarter and part of it in the next quarter.
Correspondent
And how large would be the size of the contract?
Suresh Senapaty
One cannot specifically comment upon that.